UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

STEVEN MADDEN, LTD.

(Exact name of the registrant as specified in its charter)

Delaware	000-23702
(State or other jurisdiction of incorporation)	(Commission file number)

52-16 Barnett Avenue, Long Island City, New York	11104
(Address of principal executive offices)	(Zip code)

Zine Mazouzi, Chief Financial Officer	(718) 446-1800

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-l) for the reporting period from January 1 to December 31, 2022.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-l) for the fiscal year ended December 31, 2022.

Section 1 - Conflict Minerals Disclosure

Introduction

The U.S. Securities and Exchange Commission (the “SEC”) adopted Rule 13p-1 under the Securities Exchange Act of 1934, as amended, to implement reporting and disclosure requirements related to “conflict minerals” pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes certain reporting obligations on SEC registered issuers that manufacture or contract to manufacture products in which conflict minerals are necessary to the functionality or production of the products. Conflict minerals are defined by the SEC as gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten for purposes of the rule (collectively, the “Conflict Minerals”). For products that contain necessary Conflict Minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the Conflict Minerals contained in its products originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) and may contribute to or finance militant groups in the region. If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary Conflict Minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary Conflict Minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence to conclude whether the necessary Conflict Minerals contained in the products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries. Products that do not contain necessary Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered “DRC Conflict Free.”

The disclosure for the year ended December 31, 2022 is presented in this report to comply with Rule 13p-1. Numerous terms in this Form SD are defined in the SEC’s instructions to Form SD and in SEC Release No. 34-67716 issued by the SEC on August 22, 2012, and the reader is referred to these documents for applicable definitions.

Item 1.01 Conflict Minerals Disclosure and Report

Company Overview

Steven Madden, Ltd. and its subsidiaries (collectively, the “Company” or “SML”, and also referred to by “we”, “us” or “our”) design, source and market fashion-forward branded and private label footwear, accessories and apparel for women, men and children. We distribute our products in the wholesale channel through department stores, mass merchants, off-price retailers, shoe chains, online retailers, national chains, specialty retailers, independent stores, and clubs throughout the United States, Canada, Mexico, and Europe, and other international markets through our joint ventures in Israel, South Africa, China, Taiwan, Malaysia, and the Middle East along with special distribution arrangements in certain European countries, North Africa, South and Central America, Australia, and various countries in Asia. In addition, our products are distributed through our direct-to-consumer channel within the United States, Canada, Mexico, and Europe, and our joint ventures in Israel, South Africa, China, Taiwan, and the Middle East. Our product lines include a broad range of contemporary styles designed to establish or capitalize on market trends, complemented by core product offerings. We have established a reputation for design creativity and our ability to offer quality, trend-right products at accessible price points, delivered in an efficient manner and time frame. We do not manufacture products; rather, we contract with vendors to have them manufacture products for us. We do not directly purchase raw materials or component parts for our products. Many of our products are made with component parts, such as zippers, buttons and working buckles, that are necessary to the functionality of our products. These component parts are made of metal and, in some cases, may contain Conflict Minerals. Our vendors that manufacture our products generally purchase these component parts from other third-party vendors. In light of this, we rely on our direct vendors to provide information on the origin of the Conflict Minerals, if any, contained in components and materials included in some of our products, including sources of Conflict Minerals that have been supplied to them from lower tier suppliers.

Overview of SML’s Conflict Minerals Program and Reasonable Country of Origin Inquiry

In 2022, SML undertook a number of steps to determine whether any of the products that we contracted to be manufactured for us included components or materials that contained Conflict Minerals in order to assess the applicability to the Company of Rule 13p-1. These steps included (i) the continuous education of certain of our employees about Conflict Minerals and of our reporting obligation; (ii) identifying vendors of products that could contain Conflict Minerals; (iii) communicating our vendor compliance manual, which contains Conflict Minerals compliance requirements for our suppliers, and obtaining Conflict Minerals compliance commitments from our vendors; (iv) educating our vendors about the Conflict Minerals reporting obligation; (v) requesting information from our vendors regarding the Conflict Minerals content of the products and/or components that they provide; and (vi) collecting and analyzing the information from our vendors.

As noted above, we have developed a Conflict Minerals Policy, incorporated in our Vendor Compliance Manual, and implemented procedures for supply chain diligence relating to Conflict Minerals. Our policy with respect to Conflict Minerals is as follows:

Conflict Minerals

SML expects all of our Vendors to purchase the components used in our products and the materials utilized in the production of our products from legitimate sources not involved in the funding of conflict. In particular, SML expects all of its Vendors, in full compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated thereunder, to avoid the use of “conflict minerals”, specifically, tantalum, tin, tungsten and gold, which may directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or adjoining countries. This requirement shall also be incorporated by reference into all purchase orders issued by SML, where the Vendor will warrant that all minerals are conflict free, based on personal knowledge and/or written warranties provided by the vendor/supplier of component materials.

Our vendors must acknowledge their receipt and understanding of the Conflict Minerals Policy by executing an acknowledgement and agreement to such effect and returning it to us. Additionally, as noted therein, the Conflict Minerals Policy is incorporated into all purchase orders issued by SML and requires that the vendor warrant that all minerals are conflict free based on personal knowledge and/or written warranties provided by the vendor/supplier of component materials.

Further, for calendar year 2022, in order to strengthen our compliance program, we contracted with a third party, Source Intelligence, to conduct a supply-chain survey of direct relevant vendors, including a reasonable country of origin inquiry, whereby such vendors were asked to complete the Conflict Minerals Report Template to certify that either (i) none of the products that they manufacture for us contains any Conflict Minerals or (ii) none of the Conflict Minerals are sourced in from any Covered Country or such Conflict Minerals are from recycled or scrap sources.

Conclusion Based on Reasonable Country of Origin Inquiry

Based upon our review of the certifications, reporting templates and other communications with our vendors, we have concluded in good faith that during 2022, based on the reasonable country of origin inquiry, we have no reason to believe that any of the Conflict Minerals necessary to the functionality or production of any of our products may have originated in any of the Covered Countries or were not solely from recycled or scrap sources. Furthermore, we have not identified any indicator or other risks that lead us to believe that any of the Conflict Minerals in our products could be sourced from the Covered Countries, and we consider that it is reasonable to rely upon the representations of our vendors.

Our success in making determinations about the presence of Conflict Minerals in our products depends upon numerous factors, including the respective due diligence efforts of our vendors and their supply chain as well as their willingness to provide requested information, representations and certifications. Our inability to obtain reliable information from any party in our supply chain could have a material impact on our ability to report on the presence of Conflict Minerals with accuracy. There can be no assurance that our vendors will continue to cooperate with our information inquiries and requests for certifications or provide reliable and timely documentation or other evidence that we require to enable us to make our own reasonable determinations.

Item 1.02 Exhibit

Not required.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STEVEN MADDEN, LTD.
Date: May 18, 2023
	By:	/s/ Zine Mazouzi
Name: Zine Mazouzi
Title: Chief Financial Officer